UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ACCURIDE CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

00439T107
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 19 Pages
Exhibit Index: Page 15

CUSIP NO. 00439T107	Page 2 of 19 Pages

1.	Names of Reporting Persons
I.R.S. Identification Nos. Of above persons (entities only)

Cetus Capital, LLC

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power
Number of Shares		2,750,658 (1)
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 2,750,658 (1)
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,750,658 (1)

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

5.82% (2)(3)

12.	Type of Reporting Person (See Instructions)

OO

(1)  This value includes 2,742,223 shares of common stock and assumes the exercise of warrants to purchase 8,435 shares of common stock.
(2)  This value is based on 47,286,768 shares of common stock of the Issuer outstanding as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 8, 2011.
(3)  See Item 4 of this Schedule.

CUSIP NO. 00439T107	Page 3 of 19 Pages

1.	Names of Reporting Persons
I.R.S. Identification Nos. Of above persons (entities only)

Littlejohn Fund III, L.P.

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power
Number of Shares		2,750,658 (1)
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 2,750,658 (1)
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,750,658 (1)

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

5.82% (2)(3)

12.	Type of Reporting Person (See Instructions)

OO

(1)  This value includes 2,742,223 shares of common stock and assumes the exercise of warrants to purchase 8,435 shares of common stock.
(2)  This value is based on 47,286,768 shares of common stock of the Issuer outstanding as disclosed in the Issuer’s Form 10-Q filed with the Commission on November 8, 2011.
(3)  See Item 4 of this Schedule.

CUSIP NO. 00439T107	Page 4 of 19 Pages

1.	Names of Reporting Persons
I.R.S. Identification Nos. Of above persons (entities only)

Littlejohn Associates III, L.L.C.

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power
Number of Shares		2,750,658 (1)
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 2,750,658 (1)
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,750,658 (1)

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

5.82% (2)(3)

12.	Type of Reporting Person (See Instructions)

OO

(1)  This value includes 2,742,223 shares of common stock and assumes the exercise of warrants to purchase 8,435 shares of common stock.
(2)  This value is based on 47,286,768 shares of common stock of the Issuer outstanding as disclosed in the Issuer’s Form 10-Q filed with the Commission on November 8, 2011.
(3)  See Item 4 of this Schedule.

CUSIP NO. 00439T107	Page 5 of 19 Pages

1.	Names of Reporting Persons
I.R.S. Identification Nos. Of above persons (entities only)

Cetus Capital II, LLC

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power
Number of Shares		334,888
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 334,888
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

334,888

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

0.71% (1)(2)

12.	Type of Reporting Person (See Instructions)

OO

(1)  This value is based on 47,286,768 shares of common stock of the Issuer outstanding as disclosed in the Issuer’s Form 10-Q filed with the Commission on November 8, 2011.
(2)  See Item 4 of this Schedule.

CUSIP NO. 00439T107	Page 6 of 19 Pages

1.	Names of Reporting Persons
I.R.S. Identification Nos. Of above persons (entities only)

Littlejohn Fund IV, L.P.

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power
Number of Shares		334,888
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 334,888
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

334,888

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

0.71% (1)(2)

12.	Type of Reporting Person (See Instructions)

OO

(1)  This value is based on 47,286,768 shares of common stock of the Issuer outstanding as disclosed in the Issuer’s Form 10-Q filed with the Commission on November 8, 2011.
(2)  See Item 4 of this Schedule.

CUSIP NO. 00439T107	Page 7 of 19 Pages

1.	Names of Reporting Persons
I.R.S. Identification Nos. Of above persons (entities only)

Littlejohn Associates IV, L.L.C.

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power
Number of Shares		334,888
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 334,888
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

334,888

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

0.71% (1)(2)

12.	Type of Reporting Person (See Instructions)

OO

(1)  This value is based on 47,286,768 shares of common stock of the Issuer outstanding as disclosed in the Issuer’s Form 10-Q filed with the Commission on November 8, 2011.
(2)  See Item 4 of this Schedule.

CUSIP NO. 00439T107	Page 8 of 19 Pages

1.	Names of Reporting Persons
I.R.S. Identification Nos. Of above persons (entities only)

Littlejohn Opportunities Master Fund LP

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

	5.	Sole Voting Power
Number of Shares		60,572
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 60,572
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

60,572

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

0.13% (1)(2)

12.	Type of Reporting Person (See Instructions)

OO

(1)  This value is based on 47,286,768 shares of common stock of the Issuer outstanding as disclosed in the Issuer’s Form 10-Q filed with the Commission on November 8, 2011.
(2)  See Item 4 of this Schedule.

CUSIP NO. 00439T107	Page 9 of 19 Pages

1.	Names of Reporting Persons
I.R.S. Identification Nos. Of above persons (entities only)

Littlejohn Opportunities GP LLC

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power
Number of Shares		60,572
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 60,572
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

60,572

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

0.13% (1)(2)

12.	Type of Reporting Person (See Instructions)

OO

(1)  This value is based on 47,286,768 shares of common stock of the Issuer outstanding as disclosed in the Issuer’s Form 10-Q filed with the Commission on November 8, 2011.
(2)  See Item 4 of this Schedule.

CUSIP NO. 00439T107	Page 10 of 19 Pages

Item 1(a).	Name of Issuer:

Accuride Corporation (the “Issuer”).

Item 1(b).	Address of the Issuer's Principal Executive Offices:

7140 OFFICE CIRCLE
EVANSVILLE IN 47715

Item 2(a).	Name of Person Filing.

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Cetus Capital, LLC (“Cetus”);
(ii)	Littlejohn Fund III, L.P. (“Littlejohn Fund III”);
(iii)	Littlejohn Associates III, L.L.C. (“Littlejohn Associates III”);
(iv)	Cetus Capital II, LLC (“Cetus II”);
(v)	Littlejohn Fund IV, L.P. (“Littlejohn Fund IV”);
(vi)	Littlejohn Associates IV, L.L.C. (“Littlejohn Associates IV”);
(vii)	Littlejohn Opportunities Master Fund L.P. (“Littlejohn Opportunities”); and
(viii)	Littlejohn Opportunities GP LLC (“Littlejohn Opportunities GP”).

This statement refers to Shares (as defined below) held by Cetus, Cetus II and Littlejohn Opportunities.  Littlejohn Associates III, the general partner of Littlejohn Fund III, the sole member of Cetus, may be deemed the beneficial owners of the Shares held by Cetus reported in this statement.  Littlejohn Associates IV, the general partner of Littlejohn Fund IV, the sole member of Cetus II, may be deemed the beneficial owners of the Shares held by Cetus II reported in this statement.  Littlejohn Opportunities GP, the general partner of Littlejohn Opportunities, may be deemed the beneficial owners of the Shares held by Littlejohn Opportunities reported in this statement.  Certain principals of Littlejohn Associates III, Littlejohn Associates IV, and Littlejohn Opportunities GP jointly control Littlejohn Associates III, Littlejohn Associates IV, and Littlejohn Opportunities GP.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

The address and principal business office of each of the Reporting Persons is 8 Sound Shore Drive, Greenwich, CT 06830.

Item 2(c)	Citizenship or Place of Organization

Cetus, Cetus II, Littlejohn Associates III, Littlejohn Associates IV and Littlejohn Opportunities GP are Delaware limited liability companies.  Littlejohn Fund III and Littlejohn Fund IV are Delaware limited partnerships.  Littlejohn Opportunities is a Cayman Islands limited partnership.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 Par Value (the “Shares”)

Item 2(e).	CUSIP Number:

00439T107

CUSIP NO. 00439T107	Page 11 of 19 Pages

Item 3.		If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Inapplicable.

Item 4.		Ownership:

A.	Cetus Capital, LLC

	(a)	Amount beneficially owned: 2,750,658 (1)
	(b)	Percent of class: 5.82% (1)(2)
	(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote	2,750,658 (1)
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	2,750,658 (1)
(iv)	Shared power to dispose or to direct the disposition of	0

B.	Littlejohn Fund III, L.P.

	(a)	Amount beneficially owned: 2,750,658 (1)
	(b)	Percent of class: 5.82% (1)(2)
	(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote	2,750,658 (1)
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	2,750,658 (1)
(iv)	Shared power to dispose or to direct the disposition of	0

C.	Littlejohn Associates III, L.L.C.

	(a)	Amount beneficially owned: 2,750,658 (1)
	(b)	Percent of class: 5.82% (1)(2)
	(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote	2,750,658 (1)
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	2,750,658 (1)
(iv)	Shared power to dispose or to direct the disposition of	0

CUSIP NO. 00439T107	Page 12 of 19 Pages

D.	Cetus Capital II, LLC

	(a)	Amount beneficially owned: 334,888
	(b)	Percent of class: 0.71% (2)
	(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote	334,888
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	334,888
(iv)	Shared power to dispose or to direct the disposition of	0

E.	Littlejohn Fund IV, L.P.

	(a)	Amount beneficially owned: 334,888
	(b)	Percent of class: 0.71% (2)
	(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote	334,888
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	334,888
(iv)	Shared power to dispose or to direct the disposition of	0

F.	Littlejohn Associates IV, L.L.C.

	(a)	Amount beneficially owned: 334,888
	(b)	Percent of class: 0.71% (2)
	(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote	334,888
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	334,888
(iv)	Shared power to dispose or to direct the disposition of	0

G.	Littlejohn Opportunities Master Fund LP

	(a)	Amount beneficially owned: 60,572
	(b)	Percent of class: 0.13% (2)
	(c)	Number of shares as to which such person has:

CUSIP NO. 00439T107	Page 13 of 19 Pages

(i)	Sole power to vote or direct the vote	60,572
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	60,572
(iv)	Shared power to dispose or to direct the disposition of	0

H.	Littlejohn Opportunities GP LLC

	(a)	Amount beneficially owned: 60,572
	(b)	Percent of class: 0.13% (2)
	(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote	60,572
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	60,572
(iv)	Shared power to dispose or to direct the disposition of	0

(1)	This value includes 2,742,223 shares of common stock and assumes the exercise of warrants to purchase 8,435 shares of common stock.
(2)	This value is based on 47,286,768 shares of common stock of the Issuer outstanding as disclosed in the Issuer’s Form 10-Q filed with the Commission on November 8, 2011.

CUSIP NO. 00439T107	Page 14 of 19 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

Inapplicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Inapplicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Inapplicable.

Item 8.	Identification and Classification of Members of the Group:

Inapplicable.

Item 9.	Notice of Dissolution of Group:

Inapplicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 00439T107	Page 15 of 19 Pages

Exhibits               Exhibit 1

Joint Filing Agreement dated February 14, 2012, among Cetus, Littlejohn Fund III, Littlejohn Associates III, Cetus II, Littlejohn Fund IV, Littlejohn Associates IV, Littlejohn Opportunities and Littlejohn Opportunities GP.

CUSIP NO. 00439T107	Page 16 of 19 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012	Cetus Capital, LLC

By: Littlejohn Fund III, L.P., manager
By: Littlejohn Associates III, L.L.C., its general partner

	Name:	/s/ Michael I. Klein
	By:	Michael I. Klein, manager

Date: February 14, 2012	Littlejohn Fund III, L.P.

By: Littlejohn Associates III, L.L.C., its general partner

	Name:	/s/ Michael I. Klein
	By:	Michael I. Klein, manager

Date: February 14, 2012	Littlejohn Associates III, L.L.C.

	Name:	/s/ Michael I. Klein
	By:	Michael I. Klein, manager

Date: February 14, 2012	Cetus Capital II, LLC

By: Littlejohn Fund IV, L.P., manager
By: Littlejohn Associates IV, L.L.C., its general partner

	Name:	/s/ Michael I. Klein
	By:	Michael I. Klein, manager

Date: February 14, 2012	Littlejohn Fund IV, L.P.

By: Littlejohn Associates IV, L.L.C., its general partner

	Name:	/s/ Michael I. Klein
	By:	Michael I. Klein, manager

CUSIP NO. 00439T107	Page 17 of 19 Pages

Date: February 14, 2012	Littlejohn Associates IV, L.L.C.

	Name:	/s/ Michael I. Klein
	By:	Michael I. Klein, manager

Date: February 14, 2012	Littlejohn Opportunities Master Fund LP

By: Littlejohn Opportunities GP LLC, its general partner

	Name:	/s/ Michael I. Klein
	By:	Michael I. Klein, manager

Date: February 14, 2012	Littlejohn Opportunities GP LLC

	Name:	/s/ Michael I. Klein
	By:	Michael I. Klein, manager

CUSIP NO. 00439T107	Page 18 of 19 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the to the Common Stock, par value $0.01 per share, of Accuride Corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 14, 2012

Date: February 14, 2012	Cetus Capital, LLC

By: Littlejohn Fund III, L.P., manager
By: Littlejohn Associates III, L.L.C., its general partner

	Name:	/s/ Michael I. Klein
	By:	Michael I. Klein, manager

Date: February 14, 2012	Littlejohn Fund III, L.P.

By: Littlejohn Associates III, L.L.C., its general partner

	Name:	/s/ Michael I. Klein
	By:	Michael I. Klein, manager

Date: February 14, 2012	Littlejohn Associates III, L.L.C.

	Name:	/s/ Michael I. Klein
	By:	Michael I. Klein, manager

CUSIP NO. 00439T107	Page 19 of 19 Pages

Date: February 14, 2012	Cetus Capital II, LLC

By: Littlejohn Fund IV, L.P., manager
By: Littlejohn Associates IV, L.L.C., its general partner

	Name:	/s/ Michael I. Klein
	By:	Michael I. Klein, manager

Date: February 14, 2012	Littlejohn Fund IV, L.P.

By: Littlejohn Associates IV, L.L.C., its general partner

	Name:	/s/ Michael I. Klein
	By:	Michael I. Klein, manager

Date: February 14, 2012	Littlejohn Associates IV, L.L.C.

	Name:	/s/ Michael I. Klein
	By:	Michael I. Klein, manager

Date: February 14, 2012	Littlejohn Opportunities Master Fund LP

By: Littlejohn Opportunities GP LLC, its general partner

	Name:	/s/ Michael I. Klein
	By:	Michael I. Klein, manager

Date: February 14, 2012	Littlejohn Opportunities GP LLC

	Name:	/s/ Michael I. Klein
	By:	Michael I. Klein, manager